Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, May 8, 2025

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Record Q1 2025 Results

Portfolio Outperforms

“Franco-Nevada is reporting its best financial results ever,” stated Paul Brink, CEO. “We achieved record quarterly top and bottom-line results, absent any contributions from Cobre Panama. Results benefited from elevated gold prices, added leverage through our NPI interests, and strong production from our Energy interests. We are looking forward to added contributions through the year from the ongoing ramp-up and start-up of a number of new gold mines as well as contributions from the new Porcupine Complex royalty. President Mulino of Panama continues to indicate a willingness to discuss Cobre Panama this year and we are encouraged by his recent statements in that regard. Franco-Nevada remains debt-free and well capitalized to take advantage of its strong deal pipeline.”

Q1 2025 Financial Highlights

●	$368.4 million in revenue, +43% compared to Q1 2024, a new record
●	126,585 GEOs[1] sold in the quarter, +3% compared to Q1 2024
●	113,138 Net GEOs[1] sold in the quarter, +6% compared to Q1 2024
●	$288.9 million in operating cash flow, +62% compared to Q1 2024, a new record
●	$321.9 million in Adjusted EBITDA[2] or $1.67/share, +49% compared to Q1 2024, a new record
●	$209.8 million in net income or $1.09/share, +45% compared to Q1 2024
●	$205.6 million in Adjusted Net Income[2] or $1.07/share, +51% compared to Q1 2024, a new record

Strong Financial Position

●	High-margin business generated 87% Adjusted EBITDA Margin[2] and 56% Adjusted Net Income Margin[2]
●	Strong financial position with $2.1 billion in available capital as at March 31, 2025
●	Quarterly dividend of $0.38/share effective Q1 2025, an annual increase of 5.6%

Diverse, Long-Life Portfolio

●	Most diverse royalty and streaming portfolio by asset, operator and country
●	Attractive mix of long-life streams and high optionality royalties
●	Revenue mix comprised of 79% precious metal, 16% oil and gas and 5% iron ore and other
●	Long-life mineral resources and mineral reserves

Growth and Optionality

●	Mine expansions and new mines driving 5-year growth profile
●	Long-term optionality in gold, copper and nickel and exposure to some of the world’s great mineral endowments
●	Exposure to greater than 17 million acres of land
●	Strong pipeline of precious metal and diversified opportunities

Sector-Leading ESG

●	Rated #1 gold company by Sustainalytics, AA by MSCI and Prime by ISS ESG
●	Committed to the World Gold Council’s Responsible Gold Mining Principles
●	Partnering with our operators on community and ESG initiatives

GEOs and Revenue

Quarterly GEOs sold and revenue by commodity
	Q1 2025		Q1 2024
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	85,523	$245.9	77,563	$160.9
Silver	12,490	37.0	11,688	25.0
PGM	2,610	7.8	3,767	8.1
	100,623	$290.7	93,018	$194.0
DIVERSIFIED
Iron ore	3,888	$12.4	7,301	$14.8
Other mining assets	1,557	4.4	1,496	3.0
Oil	13,494	34.9	13,883	26.1
Gas	4,499	17.3	4,865	12.3
NGL	2,524	5.8	2,334	5.4
	25,962	$74.8	29,879	$61.6
Revenue from royalty, stream and working interests	126,585	$365.5	122,897	$255.6
Interest revenue and other interest income	—	$2.9	—	$1.2
Total revenue	126,585	$368.4	122,897	$256.8

In Q1 2025, we recognized revenue of $368.4 million, an increase of 43% from Q1 2024, and sold 126,585 GEOs, an increase of 3% from Q1 2024. We benefited from record gold prices during the quarter, robust production from our Precious Metal assets, including from assets which were acquired or commenced production in the past year, and strong contributions from our Energy assets. During the quarter, we also sold 6,216 stream gold ounces held in inventory from the prior quarter. While we benefited from increased Diversified revenue during the quarter, the outperformance of gold relative to our other commodities resulted in a reduction in GEOs reported from our Diversified assets.

Precious Metal assets accounted for 79% of our revenue (67% gold, 10% silver, and 2% PGM). Revenue was sourced 84% from the Americas (41% South America, 10% Central America & Mexico, 17% Canada and 16% U.S.).

Portfolio Additions

●	Financing Package with Discovery Silver on the Porcupine Complex: Subsequent to quarter-end, on April 15, 2025, we completed the previously announced acquisition of a 4.25% NSR royalty for $300.0 million, consisting of two tranches, on Discovery Silver Corp.’s Porcupine Complex, located in Ontario, Canada. We also committed to a $100.0 million senior secured term loan and provided $48.6 million (C$70.9 million) of equity financing. The financing package, totaling $448.6 million, provided Discovery with proceeds to acquire and fund a planned capital program for the Porcupine Complex. We expect to receive approximately 6,000 GEOs in 2025 from the Porcupine NSR.
●	Acquisition of Stream on Sibanye Stillwater Limited’s Western Limb Mining Operations: As previously announced, on February 28, 2025, our wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation, completed the acquisition of a precious metals stream with reference to specific production from Sibanye-Stillwater’s Marikana, Rustenburg and Kroondal mining operations in South Africa (the “Western Limb Mining Operations Stream”) for a purchase price of $500.0 million.
●	Pandora Royalty: On February 28, 2025, Franco-Nevada and Sibanye-Stillwater completed the previously announced conversion of Franco-Nevada’s 5% net profit interest on the Pandora property to a 1% net smelter return royalty.

Environmental, Social and Governance (“ESG”) Updates

During the quarter, we funded contributions towards several initiatives, including: a waste management initiative at Cascabel with SolGold; the re-opening of the Museum of Northern History in Kirkland Lake with Agnico Eagle, Alamos and Triple Flag; and the Sault Area Hospital Foundation with Alamos. We continue to rank highly with leading ESG rating agencies.

Q1 2025 Portfolio Updates

Precious Metal assets: GEOs sold from our Precious Metal assets were 100,623 GEOs, up 8% from 93,018 GEOs in Q1 2024, primarily due to higher GEOs sold from Candelaria and Hemlo, contributions from the newly acquired Western Limb Mining Operations stream and Yanacocha royalty, and the continued ramp-up of the Tocantinzinho, Greenstone and Salares Norte mines.

South America:

●	Candelaria (gold and silver stream) – GEOs sold in Q1 2025 were higher than those sold in Q1 2024. GEOs sold in the quarter included 3,333 ounces held in inventory at December 31, 2024. Production in the quarter was positively impacted by increased throughput as a result of higher than anticipated ore softness in sections of Phase 11 in the open pit. In 2025, production will continue to be sourced primarily from Phase 11 with a planned reduction in average copper grades from those realized in H2 2024.
●	Antapaccay (gold and silver stream) – GEOs sold were lower in Q1 2025 compared to Q1 2024, reflecting lower planned production and an anticipated higher strip ratio. GEOs sold in Q1 2024 were also higher due to the timing of deliveries.
●	Antamina (22.5% silver stream) – Silver ounces sold in Q1 2025 were higher than in Q1 2024, in part due to the sale of ounces received in the prior quarter and held in inventory at December 31, 2024. For 2025, we anticipate an increase in silver sales compared to 2024 due to anticipated higher silver grades.
●	Tocantinzinho (gold stream) – We sold 5,162 GEOs from Tocantinzinho, of which 667 GEOs were from inventory held at December 31, 2024. The Tocantinzinho mine, which reached commercial production in September 2024, continues to ramp-up toward nameplate capacity, with forecasted production expected to range between 175,000 and 200,000 ounces for 2025.
●	Yanacocha (1.8% royalty) – The Yanacocha royalty, which we acquired in August 2024, contributed 1,826 GEOs in the quarter. Newmont anticipates production of 460,000 ounces in 2025.
●	Salares Norte (1-2% royalties) – Salares Norte contributed 1,116 GEOs in the quarter. With commercial levels of production set to be achieved in Q2 2025, Gold Fields expects between 325,000 and 375,000 gold equivalent ounces in 2025.
●	Cascabel (gold stream and 1% royalty) – SolGold announced that it is evaluating options for earlier production from open-pit and sub-level caving opportunities in and around Cascabel and is conducting a drilling program on the Tandayama deposit.

Central America & Mexico:

●	Cobre Panama (gold and silver stream) – Cobre Panama remains in a phase of Preservation and Safe Management with production halted. During press conferences held on March 13 and March 20, 2025, President Mulino stated that he had authorized the importation of supplies required for the power station, the restart of Cobre Panama’s power station, and the export of the copper concentrate stored at Punta Rincón. First Quantum has agreed to discontinue its International Chamber of Commerce arbitration proceedings and has also agreed to suspend its Canada-Panama Free Trade Agreement arbitration.
●	Guadalupe-Palmarejo (50% gold stream) – GEOs sold from Guadalupe-Palmarejo in Q1 2025 were relatively consistent with those sold in Q1 2024. For 2025, Franco-Nevada anticipates an increase in GEO sales, reflecting a greater proportion of production being mined from stream grounds.

Canada:

●	Hemlo (3% royalty and 50% NPI) – GEOs earned from Hemlo were significantly higher this quarter as the NPI benefitted from higher gold prices. Royalties from the NPI may also vary significantly depending on the proportion of production sourced from royalty ground and attributable costs.
●	Detour Lake (2% royalty) – Construction of temporary infrastructure for the underground project advanced, the permit to take water was received in April 2025 and excavation of the exploration ramp is expected to commence in Q2 2025. Exploration drilling in the West Pit zone further defined high-grade domains.
●	Sudbury (gold and PGM stream) – In February 2025, Magna Mining acquired a portfolio of assets in Sudbury from KGHM International which included the McCreedy West, Levack and Podolsky mines. Magna has since undertaken initiatives aimed at improving operations at McCreedy West and initiated drilling programs at McCreedy West and Levack.
●	Macassa (Kirkland Lake) (1.5-5.5% royalty & 20% NPI) – Agnico Eagle reported that Macassa achieved record quarterly production and underground development in Q1 2025. Agnico Eagle is continuing to focus on asset optimization, with construction of a new paste plant on schedule for commissioning in Q2 2025.
●	Greenstone (3% royalty) – Equinox Gold reported that Greenstone continues to ramp up towards its full production target rate of 196 thousand tonnes per day, which is anticipated for H2 2025.

●	Magino (3% royalty) and Island Gold (0.62% royalty) – Alamos reported that the integration of the Magino and Island Gold operations continues to advance. A life of mine plan incorporating Island Gold and Magino is expected to be released mid-2025 with an expansion study to follow.
●	Canadian Malartic (1.5% royalty) – Agnico Eagle reported that ramp development, shaft sinking activities and surface construction progressed on schedule in Q1 2025. Exploration drilling continued to extend the East Gouldie deposit to the east and extend the newly discovered, sub-parallel Eclipse zone. Both programs have the potential to increase resources on Franco-Nevada royalty claims.
●	Musselwhite (2-5% royalties) – In March 2025, Orla Mining completed the acquisition of the Musselwhite mine from Newmont Corporation. Orla has announced it intends to aggressively explore the concession, including following up on historical drilling that suggests 2 to 3 kilometres of mineralized strike potential beyond the current reserves.
●	Valentine Gold (3% royalty) – Calibre Mining reported it is finalizing construction of the Valentine Gold project, with pre-commissioning underway and first gold pour expected in Q3 2025. Production is expected to average 195,000 gold ounces per year over an initial mine life of 12 years, with the process plant expected to reach 2.5 Mtpa by the end of 2025. In February 2025, Calibre and Equinox announced a business combination whereby Equinox will acquire all the issued and outstanding common shares of Calibre. The transaction is expected to close in Q2 2025.

U.S.:

●	Copper World (2.085% royalty) – After receiving all major permits required for the development and operations of Copper World in January 2025, Hudbay is advancing feasibility studies and has commenced a process to sell a minority joint venture stake in the project.
●	Stibnite (1% gold royalty, 100% silver royalty) – The Stibnite gold project received its Final Record of Decision in January 2025 and in April was selected as a priority project by the White House, which will provide the project with increased interagency transparency, coordination and oversight, with the aim to strengthen production of critical minerals in the U.S.

Rest of World:

●	Western Limb Mining Operations (gold and platinum stream) – Our recently acquired stream on Sibanye-Stillwater’s Western Limb Mining Operations delivered 6,540 GEOs. These initial deliveries were in reference to production from the effective date of the stream of September 1, 2024 to December 31, 2024.
●	Subika (Ahafo) (2% royalty) – GEOs from our Subika (Ahafo) royalty were higher than in Q1 2024, as gold production at the mine increased. Production at Subika is expected to decrease over the course of the year as mining activities in the Subika open pit are planned to be completed in H2 2025. We expect production from royalty ground to continue from the Subika Underground.

Diversified assets: Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $74.8 million in revenue, an increase of 21.4% from $61.6 million in Q1 2024, due to higher attributable production levels and higher gas prices. When converted to GEOs, our Diversified assets contributed 25,962 GEOs, down 13.1% from 29,879 GEOs in Q1 2024.

Other Mining:

●	Vale Royalty (iron ore royalty) – Revenue from our Vale royalty decreased compared to Q1 2024. Production from the Northern System benefited from strong production at S11D and lower shipping cost deductions, offset by lower estimated iron ore prices. Attributable sales from our Vale royalty are expected to increase in 2025, reflecting contributions from the Southeastern System once the cumulative sales threshold of 1.7 billion tonnes of iron ore is reached in the latter part of 2025.
●	LIORC – Revenue from our attributable interest on the Carol Lake mine in Q1 2025 was consistent with Q1 2024. Rio Tinto reported that Iron Ore Company of Canada achieved a first quarter record for movement of material but that output was reduced due to lower weight yield which will be addressed by mine plan changes over the course of the year.

Energy:

●	U.S. (various royalty rates) – Revenue from our U.S. Energy interests increased compared to Q1 2024. We benefited from an increase in realized gas prices and production from new wells with high royalty interests in the Permian Basin.
●	Canada (various royalty rates) – Revenue from our Canadian Energy interests was slightly higher in Q1 2025 than in Q1 2024 due to slightly higher realized prices.

Dividend Declaration

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of US$0.38 per share. The dividend will be paid on June 26, 2025, to shareholders of record on June 12, 2025 (the “Record Date”). The dividend has been declared in U.S. dollars and the Canadian dollar equivalent will be determined based on the daily average rate posted by the Bank of Canada on the Record Date. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”) which allows shareholders of Franco-Nevada to reinvest dividends to purchase additional common shares at the Average Market Price, as defined in the DRIP, subject to a discount from the Average Market Price in the case of treasury acquisitions. The Company will issue additional common shares through treasury at a 1% discount to the Average Market Price. The Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. Participation in the DRIP is optional. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment. Non-Canadian and non-U.S. shareholders may potentially participate in the DRIP, subject to the satisfaction of certain conditions. Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer for securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information and Details for Q1 2025 Conference Call

The complete unaudited Condensed Consolidated Interim Financial Statements and Management’s Discussion and Analysis can be found on our website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

We will host a conference call to review our Q1 2025 quarterly results. Interested investors are invited to participate as follows:

Conference Call and Webcast:	May 9th 8:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-510-2154 International: 437-900-0527

Conference Call URL (This allows participants to join the conference call by phone without operator assistance. Participants will receive an automated call back after entering their name and phone number):

bit.ly/4lqT50E

Webcast:	www.franco-nevada.com
Replay (available until May 16th):	Toll-Free: 1-888-660-6345 International: 289-819-1450 Pass code: 06373#

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company, with the most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resources and mineral reserves estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the Canada Revenue Agency (“CRA”), the expected exposure for current and future tax assessments and available remedies, and statements with respect to the future status and any potential restart of the Cobre Panama mine and related arbitration proceedings. In addition, statements relating to mineral resources and mineral reserves, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine lives will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; proposed tariff and other trade measures that may be imposed by the United States and proposed retaliatory measures that may be adopted by its trading partners; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained herein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panama mine or the outcome of any related arbitration proceedings. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date hereof only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

ENDNOTES:

1.	Gold Equivalent Ounces (“GEOs”): GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs varies depending on the royalty or stream agreement of each particular asset, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For Q1 2025, the average commodity prices were as follows: $2,863/oz gold (Q1 2024 - $2,072), $31.91/oz silver (Q1 2024 - $23.36), $969/oz platinum (Q1 2024 - $910) and $961/oz palladium (Q1 2024 - $978), $103/t Fe 62% CFR China (Q1 2024 - $126), $71.42/bbl WTI oil (Q1 2024 - $76.96) and $3.87/mcf Henry Hub natural gas (Q1 2024 - $2.09).
2.	NON-GAAP FINANCIAL MEASURES: Adjusted Net Income and Adjusted Net Income per share, Adjusted Net Income Margin, Adjusted EBITDA and Adjusted EBITDA per share, and Adjusted EBITDA Margin are non-GAAP financial measures with no standardized meaning under International Financial Reporting Standards (“IFRS Accounting Standards”) and might not be comparable to similar financial measures disclosed by other issuers. For a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable financial measure under IFRS Accounting Standards, refer to the below tables. Further information relating to these non-GAAP financial measures is incorporated by reference from the “Non-GAAP Financial Measures” section of Franco-Nevada’s MD&A for the three months ended March 31, 2025 dated May 8, 2025 filed with the Canadian securities regulatory authorities on SEDAR+ available at www.sedarplus.com and with the U.S. Securities and Exchange Commission available on EDGAR at www.sec.gov.
●	Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which exclude the following from net income and earnings per share (“EPS”): impairment losses and reversal related to royalty, stream and working interests and investments; gains/losses on disposals of royalty, stream and working interests and investments; impairment losses and expected credit losses related to investments, loans receivable and other financial instruments, changes in fair value of investments, loans receivable and other financial instruments, foreign exchange gains/losses and other income/expenses; the impact of income taxes on these items; income taxes related to the reassessment of the probability of realization of previously recognized or de-recognized deferred income tax assets; and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which the Company operates.
●	Adjusted Net Income Margin is a non-GAAP financial measure which is defined by the Company as Adjusted Net Income divided by revenue.
●	Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses and finance income; depletion and depreciation; impairment charges and reversals related to royalty, stream and working interests and investments; gains/losses on disposals of royalty, stream and working interests and investments; impairment losses and expected credit losses related to investments, loans receivable and other financial instruments, changes in fair value of investment, loans receivable and other financial instruments, and foreign exchange gains/losses and other income/expenses.
●	Adjusted EBITDA Margin is a non-GAAP financial measure which is defined by the Company as Adjusted EBITDA divided by revenue.

Reconciliation of Non-GAAP Financial Measures:

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2025	2024
Net income	$209.8	$144.5
Gain on disposal of royalty interests	—	(0.3)
Foreign exchange (gain) loss and other (income) expenses	(5.7)	1.6
Tax effect of adjustments	1.5	0.2
Other tax related adjustments
Deferred tax expense related to the remeasurement of deferred tax liability due to changes in Barbados tax rate	—	(9.9)
Adjusted Net Income	$205.6	$136.1
Basic weighted average shares outstanding	192.6	192.2
Adjusted Net Income per share	$1.07	$0.71

	For the three months ended
	March 31,
(expressed in millions, except Adjusted Net Income Margin)	2025	2024
Adjusted Net Income	$205.6	$136.1
Revenue	368.4	256.8
Adjusted Net Income Margin	55.8%	53.0%

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2025	2024
Net income	$209.8	$144.5
Income tax expense	59.8	27.5
Finance expenses	0.7	0.6
Finance income	(11.1)	(16.0)
Depletion and depreciation	68.4	58.2
Gain on disposal of royalty interests	—	(0.3)
Foreign exchange (gain) loss and other (income) expenses	(5.7)	1.6
Adjusted EBITDA	$321.9	$216.1
Basic weighted average shares outstanding	192.6	192.2
Adjusted EBITDA per share	$1.67	$1.12

	For the three months ended
	March 31,
(expressed in millions, except Adjusted EBITDA Margin)	2025	2024
Adjusted EBITDA	$321.9	$216.1
Revenue	368.4	256.8
Adjusted EBITDA Margin	87.4%	84.2%

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	At March 31,	At December 31,
	2025	2024
ASSETS
Cash and cash equivalents	$1,128.1	$1,451.3
Receivables	160.2	151.8
Gold and silver bullion and stream inventory	89.4	96.8
Loans receivable	11.9	5.9
Prepaid expenses and other current assets	5.3	11.0
Current assets	$1,394.9	$1,716.8

Royalty, stream and working interests, net	$4,539.0	$4,098.8
Investments	539.9	325.5
Loans receivable	98.2	104.1
Deferred income tax assets	26.6	30.8
Other assets	54.8	54.4
Total assets	$6,653.4	$6,330.4

LIABILITIES
Accounts payable and accrued liabilities	$30.7	$28.7
Income tax liabilities	30.2	38.8
Current liabilities	$60.9	$67.5

Deferred income tax liabilities	$265.1	$238.0
Income tax liabilities	26.5	19.8
Other liabilities	8.4	8.5
Total liabilities	$360.9	$333.8

SHAREHOLDERS’ EQUITY
Share capital	$5,782.2	$5,769.1
Contributed surplus	17.9	23.0
Retained earnings	626.4	486.5
Accumulated other comprehensive loss	(134.0)	(282.0)
Total shareholders’ equity	$6,292.5	$5,996.6
Total liabilities and shareholders’ equity	$6,653.4	$6,330.4

The unaudited condensed consolidated interim financial statements and accompanying notes can be found in our Q1 2025 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended
	March 31,
	2025	2024
Revenue
Revenue from royalty, streams and working interests	$365.5	$255.6
Interest revenue	2.9	0.9
Other interest income	—	0.3
Total revenue	$368.4	$256.8

Costs of sales
Costs of sales	$38.5	$33.6
Depletion and depreciation	68.4	58.2
Total costs of sales	$106.9	$91.8
Gross profit	$261.5	$165.0

Other operating expenses (income)
General and administrative expenses	$8.7	$4.2
Share-based compensation expenses	5.7	2.8
Cobre Panama arbitration expenses	0.7	1.5
Gain on disposal of royalty interests	—	(0.3)
Gain on sale of gold and silver bullion	(7.1)	(1.4)
Total other operating expenses	$8.0	$6.8
Operating income	$253.5	$158.2
Foreign exchange gain (loss) and other income (expenses)	$5.7	$(1.6)
Income before finance items and income taxes	$259.2	$156.6

Finance items
Finance income	$11.1	$16.0
Finance expenses	(0.7)	(0.6)
Net income before income taxes	$269.6	$172.0

Income tax expense	59.8	27.5
Net income	$209.8	$144.5

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$2.7	$(39.2)

Items that will not be reclassified subsequently to profit and loss:
Gain on changes in the fair value of equity investments
at fair value through other comprehensive income ("FVTOCI"),
net of income tax	148.8	1.8
Other comprehensive income (loss), net of taxes	$151.5	$(37.4)

Comprehensive income	$361.3	$107.1

Earnings per share
Basic	$1.09	$0.75
Diluted	$1.09	$0.75
Weighted average number of shares outstanding
Basic	192.6	192.2
Diluted	192.9	192.4

The unaudited condensed consolidated interim financial statements and accompanying notes can be found in our Q1 2025 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	For the three months ended
	March 31,
	2025	2024
Cash flows from operating activities
Net income	$209.8	$144.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	68.4	58.2
Share-based compensation expenses	2.1	1.4
Gain on disposal of royalty interests	—	(0.3)
Unrealized foreign exchange (gain) loss	(6.0)	1.1
Deferred income tax expense	9.1	5.4
Other non-cash items	(7.4)	(2.0)
Gold and silver bullion from royalties received in-kind	(19.2)	(15.9)
Proceeds from sale of gold and silver bullion	30.2	10.7
Changes in other assets	—	(17.4)
Operating cash flows before changes in non-cash working capital	$287.0	$185.7
Changes in non-cash working capital:
Increase in receivables	$(8.4)	$(15.7)
Decrease in stream inventory, prepaid expenses and other	8.9	0.7
Increase in current liabilities	1.4	7.9
Net cash provided by operating activities	$288.9	$178.6

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(505.2)	$(146.9)
Acquisition of investments	(52.3)	(6.7)
Proceeds from sale of investments	9.7	—
Advances of loans receivable	—	(41.2)
Proceeds from disposal of royalty interests	—	4.7
Acquisition of property and equipment	(2.0)	(0.1)
Acquisition of energy well equipment	(1.2)	(0.3)
Net cash used in investing activities	$(551.0)	$(190.5)

Cash flows used in financing activities
Payment of dividends	$(70.2)	$(58.9)
Proceeds from exercise of stock options	3.4	0.8
Net cash used in financing activities	$(66.8)	$(58.1)
Effect of exchange rate changes on cash and cash equivalents	$5.7	$0.1
Net change in cash and cash equivalents	$(323.2)	$(69.9)
Cash and cash equivalents at beginning of period	$1,451.3	$1,421.9
Cash and cash equivalents at end of period	$1,128.1	$1,352.0

Supplemental cash flow information:
Income taxes paid	$46.1	$7.4
Dividend income received	$3.3	$2.1
Interest and standby fees paid	$1.0	$0.4

The unaudited condensed consolidated interim financial statements and accompanying notes can be found in our Q1 2025 Quarterly Report available on our website